UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Medical Solutions Management, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

584623102
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(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue
16th Floor
New York, NY 10022
(212) 909-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2008
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 584623102

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1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)

OO — funds of its advisory client
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
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6.  Citizenship or Place of Organization

Delaware

Number of shares beneficially owned by each reporting person with:

7.  Sole Voting Power

80,251,846
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8.  Shared Voting Power

0
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9.  Sole Dispositive Power

80,251,846
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10.  Shared Dispositive Power

0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

80,251,846
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐

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13.  Percent of Class Represented by Amount in Row (11)

82.6%
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14.  Type of Reporting Person (See Instructions)

IA
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Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of Medical Solutions Management, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 237 Cedar Hill Street, Marlboro, MA 01752.

Item 2. Identity and Background

(a)	The name of the reporting person is Vicis Capital LLC (“Vicis”).

(b)	The address of Vicis is 445 Park Avenue, 16th floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 30, 2008, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Fund. Pursuant to the Purchase Agreement, the Fund purchased 300,000 shares of Series D Convertible Preferred Stock of the Issuer, par value $0.0001 per share (“Series D Preferred Stock”), convertible into 30,000,000 shares of Common Stock for a cash purchase price of $3,000,000 and the Fund tendered, delivered and forgave certain Existing Debts (as defined in the Purchase Agreement) of the Issuer to the Fund, in exchange for 498,906 shares of Series D Preferred Stock, convertible into 49,890,600 shares of Common Stock.

Pursuant to the terms of the Certificate of Designation designating the Series D Preferred Stock, the holders of Series D Preferred Stock have the right to nominate and elect four (4) members of the Issuer’s board of directors, so long as at least 50% of the Series D Preferred Stock remains issued and outstanding. In addition, the Certificate of Designation for the Series D Preferred Stock contains conversion caps that prevent the holder thereof from converting an amount of such Series D Preferred Stock if the holder would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock. The Certificate of Designation, however, allows a holder to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to convert shares of such Series D Preferred Stock without the limitation imposed by the applicable conversion cap. As of the date hereof, the Fund has not waived any conversion cap with respect to shares of Series D Preferred Stock and as a result of the Fund's ownership of the Issuer's Common Stock, neither the Fund nor Vicis is deemed to beneficially own any of the shares of Common Stock underlying the shares of Series D Preferred Stock.

In addition, under the terms of the Purchase Agreement the Issuer agreed to issue, upon the filing and effectiveness of an amendment to the Issuer's Amended and Restated Articles of Incorporation, as amended, with the Nevada Secretary of State to, among other things, increase the number of authorized but unissued shares of Common Stock from 200,000,000 to 2,175,000,000 shares (such amendment, the “Charter Amendment”), a common stock purchase warrant exercisable for 90,000,000 shares of Common Stock, with an exercise price equal to $0.10 and a term of exercise of five (5) years, and a common stock purchase warrant exercisable for 149,671,846 shares of Common Stock, with an exercise price equal to $0.10 and a term of exercise of five (5) years (such warrants, the “July Warrants”). As of the date hereof, such July Warrants have not been issued by the Issuer, and neither they nor the Common Stock underlying such July Warrants are deemed to be beneficially owned by the Fund or Vicis.

Since July 30, 2008, the Fund acquired, in open-market purchases at the prices and in the amounts listed in the chart below, the following shares of Common Stock:

Purchase Date	Shares of Common Stock Purchased	Purchase Price Per Share
8/13/2008	15,000	$0.40
8/14/2008	50,000	$0.40
8/29/2008	20,000	$0.24
8/29/2008	15,000	$0.26
9/15/2008	45,000	$0.19
9/16/2008	30,000	$0.20
9/17/2008	70,000	$0.20
9/29/2008	20,764	$0.19
10/2/2008	45,000	$0.20
10/8/2008	26,700	$0.19
10/14/2008	39,600	$0.19
10/15/2008	30,000	$0.20
10/16/2008	70,000	$0.20

When the shares of Common Stock identified in the table above are aggregated with (1) 8,384,269 shares of Common Stock underlying certain Common Stock purchase warrants; (2) 30,500,000 shares of Common Stock underlying certain senior secured convertible debentures; and (2) 40,890,513 shares of Common Stock, all of which were previously acquired by the Fund and are deemed to be beneficially owned by Vicis, Vicis is deemed to beneficially own 80,251,846 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the shares of Common Stock and other securities convertible, exchangeable or exercisable into Common Stock of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

As the majority holder of the Series D Preferred Stock of the Issuer, the Fund currently has the right to nominate and elect four (4) members to the Issuer’s board of directors. Vicis, as investment advisor to the Fund, has voting authority over the Fund’s shares of Series D Preferred Stock. In order to implement the Fund’s right to elect four (4) members of the Issuer’s board of directors, Vicis has elected Mr. Shadron L. Stastney to the Issuer’s board of directors and intends to elect Christopher D. Phillips to the board. Vicis intends to elect two other members to the board once it has identified suitable candidates. Information regarding Messrs. Stastney and Phillips and their respective experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital, LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of The Amacore Group, Inc., Ambient Corporation, MDwerks, Inc, and Paragon Semitech USA, Inc.

Mr. Phillips has been a managing director for Vicis Capital, LLC since February 2008. From 2004 through January 2008, Mr. Phillips served as President and CEO of Apogee Financial Investments, Inc., a merchant bank that owns 100% of Midtown Partners & Co., LLC, a FINRA licensed broker-dealer. From 2000 through January 2008, he also served as managing member of TotalCFO, LLC, which provides consulting and CFO services to a number of public and private companies and high net worth individuals.  From November 2007 through January 2008 Mr. Phillips served as the CEO and Chief Accounting Officer of OmniReliant Holdings, Inc. (OTCBB: ORHI). Mr. Phillips received a B.S. in Accounting and Finance and a Masters of Accountancy, with a concentration in Tax, both from the University of Florida. Mr. Phillips is a Florida CPA, and is currently a director of The Amacore Group, Inc., Brookside Technology Holdings Corp., OmniReliant Holdings, Inc., Precision Aerospace Components, Inc., MDwerks, Inc, and a few private companies.

As permitted by law, Vicis may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the of the Issuer and upon other developments, including general economic and stock market conditions.

In its Amendment No. 1 to Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission on October 10, 2008 (the “Registration Statement”), the Issuer notified its shareholders that it intends to (the "Corporate Actions"): (1) acquire substantially all of the assets, and assumption of substantially all of the liabilities, of Andover Medical, Inc. (“Andover”) and Certified Diabetic Services, Inc. (“CDIP”) pursuant to the terms of an Asset Purchase Agreement and Plan of Reorganization, dated July 25, 2008 (the “Reorganization Agreement”); and (2) amend its Articles of Incorporation to increase the number of authorized shares of common stock from 200,000,000 to 2,175,000,000 and the number of shares of preferred stock from 5,000,000 to 25,000,000, and to fix the designations of the preferred stock as more fully described in the Registration Statement.

The Corporate Actions are subject to approval by shareholders of the Issuer. The Reorganization Agreement and the transactions contemplated thereby are also subject to the approval by shareholders of CDIP and Andover, in each of which the Fund also holds significant ownership. Be-cause of the Fund’s significant ownership of the Issuer’s securities, many items requiring the approval of shareholders of the Issuer can be determined based exclusively on the manner in which Vicis, acting on behalf of the Fund, casts its vote. Vicis, on behalf of the Fund, intends to vote in favor of the Corporate Actions described in the Registration Statement.

In connection with the proposed reorganization of the Issuer, it is anticipated there will be changes to the size and composition of the board as further described below. Pursuant to the Reorganization Agreement, the parties have agreed that the size of the board of directors will be increased to nine members after the closing of the reorganization. Messrs. Robert G. Coffill, Jr., Marshall Sterman and David M. Barnes, each of whom is currently a member of Issuer’s board of directors, have agreed to resign effective immediately upon consummation of the proposed reorganization. It is anticipated that Messrs. Stastney and Lowell M. Fisher will remain on the board, and Mr. Phillips (Vicis nominee), Mr. Edwin A. Reilly (current CEO of Andover), and Mr. Harry McCoy, Ph.D. will be elected to the board. It is further anticipated that four other persons, consisting of two (2) Vicis nominees and two (2) independent directors, will be elected to the Issuer's board of directors once suitable candidates are identified. Although such elections cannot be assured until the reorganization is consummated and the appropriate corporate actions are actually taken, Vicis, on behalf of the Fund, currently intends to vote to elect Messrs. Phillips, Reilly and McCoy.

Representatives of Vicis and the Fund have had and continue to have discussions with senior management of the Issuer concerning the foregoing proposals and maximizing shareholder value.

Except as set forth in this Item 4 or in Item 6, which is incorporated herein by reference, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

Item 5. Interest in Securities of the Issuer

(a)
80,251,846 shares of Common Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended by Vicis by virtue of its investment discretion and voting authority granted by the Fund, which may be revoked at any time. Vicis disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 80,251,846 shares of Common Stock represent approximately 82.6% of the Issuer’s outstanding Common Stock (based upon 58,218,007 shares of Common Stock outstanding at July 31, 2008, as reported by Issuer in its Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on October 10, 2008 and 80,251,846 shares of Common Stock, deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Letter of Credit Reimbursement, Guarantee, Security and Pledge Agreement the Fund has provided certain cash and securities as collateral (the “Collateral”) to Custodial Trust Company (“CTC”), a bank and trust company organized and existing under the laws of the State of New Jersey, in order to provide CTC with security for obligations of the Issuer under an irrevocable standby letter of credit issued by CTC. Pursuant to a Guarantee Fee, Reimbursement Agreement and Indemnification Agreement (a copy of which, as amended, is attached hereto as Exhibit A), the Issuer has agreed that, in the event the Fund pays any amounts in respect of its obligations under the Letter of Credit Reimbursement, Guarantee, Security and Pledge Agreement to CTC or any of the Collateral of the Fund is foreclosed, seized, reduced, debited, or otherwise taken, it will: (a) reimburse the Fund for the value of the Collateral and (b) immediately issue to the Fund warrants with an exercise price of $1.00 per share with a term of exercise of five (5) years and entitling the Fund to purchase that number of shares of Common Stock equal to the value of the Collateral taken multiplied by two (2). The parties have agreed that for the purpose of the foregoing calculation, the value of the Collateral cannot exceed $2,000,000.

Item 7. Material to Be Filed as Exhibits

See attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2008
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Date

/s/ Keith Hughes
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Signature

Chief Financial Officer
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Name/Title